FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003 (December 8, 2003)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

[ANSELL LOGO APPEARS HERE]	[ANSELL LOGO APPEARS HERE]

corporatefile.com.au

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement:    08-Dec-2003

Title:    Open Briefing. Ansell. CEO on Asian Plants

Record of interview:

corporatefile.com.au

Ansell Limited is currently doing a series of analyst presentations at some of its Asian plants. What’s behind the timing of this exercise and what do you hope to achieve by it?

CEO Harry Boon

We’ve now virtually completed a restructure of our manufacturing base and have shifted production out of higher-cost locations like the US to Malaysia, Thailand and Sri Lanka, which we’re visiting on the current plant tour, and to India and Mexico, which we’re not visiting this time around.

One of the main objectives is to help give the analysts and fund managers – the real specialists covering and investing in the company – a better understanding of our production and logistics capabilities. We’re also seeking to demonstrate the technology and product development capabilities of our Science & Technology Innovation Centre at Shah Alam outside Kuala Lumpur, Malaysia. Certainly, we see those capabilities as being among our core strengths.

It’s important to understand that while the tour’s designed to give the analysts insight into our production and other capabilities, it will simply provide depth to information already available to the market. We won’t be releasing any new “material” information to the group on the tour. Also, all the presentation materials we distribute on the tour will be available at www.ansell.com, under “Presentations” in the “Investor Relations” section.

corporatefile.com.au

In the financial year ended June 2003, you had some production difficulties at the Shah Alam plant. What’s the current status of production there and have any of your other Asian plants faced similar problems?

CEO Harry Boon

The problems at Shah Alam were specific to that plant and related to the ramp-up of our production of powder-free surgeons’ gloves for the US market. Those problems are well and truly behind us, and we now supply US surgical gloves out of two locations – Shah Alam, Malaysia, and Colombo, Sri Lanka. That’s important in terms of lowering the risk of potential supply interruptions like the one we faced last year when the US Food and Drug Administration placed a detention order on product out of Shah Alam. For additional protection we’ve also increased our buffer inventory in the US.

corporatefile.com.au

What do you consider to be the major strengths of your Asian production assets?

CEO Harry Boon

These are state-of-the-art plants. Most of our Asian production capacity was significantly upgraded in 1999 and 2000, and has low ongoing capital expenditure requirements. The plants are automated wherever practical, and have a degree of built-in flexibility across product types. We’ve achieved significant cost improvements that are showing up in our higher EBITA margins, and expect to achieve further efficiencies through coordinated productivity initiatives such as the Six Sigma program we’ll be rolling out over the next few years.

We’re also extremely proud of the health and safety record of our Asian plants. For example, our Bangkok plant in Thailand has run for four years without any lost time injuries. This is important for a company like ours that makes a selling point of being an “expert” in safety and protection.

corporatefile.com.au

How has the move of production to Asia affected Ansell’s competitive position in its major markets?

CEO Harry Boon

We’ve been manufacturing in Asia since 1976, and since then, the entire world latex products industry has been forced to follow suit or exit the business. We’re now at world’s best practice from a cost point of view, but others are also there or very close behind.

The key drivers on the manufacturing side are changing from simply cost of production to innovation, flexibility and supply chain efficiency. We’re currently investing in a state-of-the-art global supply chain modeling system, and recently transferred many of our Science & Technology functions to Malaysia, where well qualified and talented people are both available and cost-effective. We’ve led the industry in the past, and I’m confident we’re well positioned to continue to do so in the future.

corporatefile.com.au

What strategies do you have in place to mitigate the impact of the continuing increase in the price of latex?

CEO Harry Boon

Latex is a commodity, and like all commodities, its price moves in cycles. It impacts all users equally, except for timing differences due to the smoothing effect of short-term buying arrangements. Since latex prices started their upward cycle more than 12 months ago, we’ve taken every opportunity to selectively increase our product selling prices, and reduce our manufacturing costs. We’ve also used our large-scale purchasing power to ensure the best possible cost of raw latex.

corporatefile.com.au

With the heightened political tension in Sri Lanka and the possibility of more restrictive trade rules around the world, do you foresee any change to your manufacturing strategy?

CEO Harry Boon

No. We’ve operated successfully in Sri Lanka since the early 1990s, including during periods of civil war. In all that time, the only interruptions to our manufacturing operations have been the result of occasional industrial relations disputes.

Given we’re at world’s best practice from a production cost perspective, it would take a complete reversal of the worldwide move towards trade liberalisation to make us reconsider our manufacturing strategy. We’d view that as unlikely.

corporatefile.com.au

One of your presentations highlights the Science & Technology Innovation Centre, which was moved to Shah Alam in 2002. How has the focus of your R&D efforts changed since the centralisation in Shah Alam?

CEO Harry Boon

Along with our Fibers & Knitting Technologies group in Seneca, South Carolina in US, the Shah Alam facility is now our principal R&D base. The centre’s charter is to develop innovative new products, develop and support improved manufacturing processes, and provide support in regulatory affairs, marketing and sales. That’s also been the basis of our R&D efforts in the past.

What’s changed is that the Science & Technology centre now has a small group of high calibre researchers focused on pioneering technologies, as well as new processes and tools to enhance product and process development. This will give our product commercialisation process a more customer-oriented focus. To help achieve this, we’re utilising cross-functional global teams, which extend from raw material suppliers to manufacturing and marketing personnel. We encourage extensive use of electronic communication systems to overcome time zone differences, and our internal video conference facilities run day and night.

corporatefile.com.au

What are the funding and return parameters under which the Science & Technology centre operates?

CEO Harry Boon

There’s no pre-set spending goal for Science & Technology. Rather, virtually every project the centre works on is based on a complete “customer needs” analysis and business case that includes projected global sales, anticipated margins, product specifications and competitive analysis. We prioritise the projects based on strategic fit and anticipated value creation, then manage them with reference to specific work breakdown statements, milestones and resource budgets. This approach means that our investment in Science & Technology varies according to the number of projects that qualify in a given year.

corporatefile.com.au

The recent announcement of your planned retirement in June 2004 has caused some concern among investors in light of your depth of experience in the industry, and that many key members of the senior management team are recent recruits. Also, at your retirement date, there will still be a year of Operation Full Potential to run. How will the succession process be managed?

CEO Harry Boon

I’ll be working with the board over the next seven months to select my successor from a pool of both internal and external candidates. Meanwhile, I have great confidence that the senior management team we’ve assembled, and the progress we’re making, will position the company strongly going forward. I’m also confident the cultural and operational changes we’ve set in motion have created a sustainable basis for the organisation to fully achieve the goals we set under Operation Full Potential.

corporatefile.com.au

Can you comment on the outlook for earnings in the current first half to December 2003?

CEO Harry Boon

As with all businesses, there are pluses and minuses over any period. This year the negative effect of higher latex prices, has been offset by a net benefit on currencies and therefore as stated at the AGM in October, the business is on track to meet our announced three-year EBITA goal by the end of the 2005 financial year. We see no reason to change our view.

<Q>Thank you Harry.

For previous Open Briefings by Ansell, visit www.corporatefile.com.au

For more information about Ansell, visit www.ansell.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/S/ DAVID M. GRAHAM

Name: DAVID M. GRAHAM Title: GROUP TREASURER

Date: December 8, 2003